Filed by MainSource Financial Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cheviot Financial Corp.

Commission File No. 001-35399

Set forth below are slides prepared by MainSource Financial Group, Inc. (“MainSource”) for a presentation given by executive officers of MainSource on November 30, 2015 to employees of Cheviot Savings Bank in connection with the proposed merger between MainSource Financial Group, Inc. and Cheviot Financial Corp. (“Cheviot”).

Welcome to MainSource Financial Group Member FDIC. Archie Brown MSFG Chief Executive Officer

Disclosure Regarding Forward Looking Statements This presentation may include comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) based on current expectations that involve a number of risks and uncertainties. These forward looking statements are subject to a number of factors and uncertainties which could cause MainSource’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and MainSource does not assume any duty to update forward looking statements. These forward-looking statements include, but are not limited to, statements about MainSource’s business strategy, financial position and prospects, dividend policy, business results, strategic initiatives, credit quality including reserve levels, capital expenditures, and various other matters. These statements can be identified by the use of forward-looking terminology such as “believes,” “estimates,” “expects,” “intends,” “may,” “will,” “should,” “could” or “anticipates”, or the negative or other variation of these similar words, or by discussions of strategy or risks and uncertainties. Factors that could cause actual results to differ materially from such forward-looking statements include, without limitation, general economic conditions, legislative and regulatory initiatives, changes in the quality of MainSource’s loan portfolios, and other risks set forth in MainSource’s Annual Report on Form 10-K for the fiscal year ending December 31, 2014, on file with the SEC.

Important Information for Investors and Shareholders In connection with the proposed merger, MainSource Financial Group, Inc. (“MainSource”) will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Cheviot Financial Corp. (“Cheviot”) and a Prospectus of MainSource, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource, may be obtained at the SEC’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations” and from Cheviot at www.cheviotsavings.com under the tab “Investor Relations”. This slide presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. MainSource and Cheviot and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cheviot in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2015. Information about the directors and executive officers of Cheviot is set forth in the proxy statement for Cheviot’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Company Overview

MainSource Financial Group NASDAQ Stock Symbol MSFG

Indiana-based, community-focused financial services company (NASDAQ: MSFG) $3.3 billion in assets Operates 85 branch locations Strong and stable core markets with a broader focus on Indianapolis, Cincinnati and Louisville Four primary business lines: Commercial Banking Consumer Banking Mortgage Banking Wealth Management Franchise Overview Newly Entered Markets Established Market Presence

Introductions

Executive Management Team Name Title Years of Banking Experience Years with MSFG Archie Brown Chairman & CEO 31 7 Jamie Anderson EVP - Chief Financial Officer 15 15 Bill Goodwin EVP - Chief Credit Officer 31 6 Chris Harrison EVP - Chief Consumer Banking Officer 25 9 Daryl Tressler EVP - Chief Banking Officer 41 41

Senior Management Team Name Title Years of Banking Experience Years with MSFG Dan Anderson SVP - Wealth Management 25 21 Andy Applewhite SVP - Mortgage Banking 30 2 Jennifer Bullard SVP – Human Resources 15 15 David Dippold SVP - Commercial Banking 29 8 Kim Mayo SVP – Branch Administration 36 4 Malcolm Myers SVP – CIO/Deposit Ops 28 4 Andy Saner SVP – Strategic Channels 9 9 Carrie Stapp SVP – Marketing 17 17 Jeremy Taylor SVP – Treasurer, Planning and Strategy 19 19

Strategic Expansion Hiring Proven Teams Expanding in Existing or Adjacent Markets Expansion in Columbus, Seymour, Bloomington, Indianapolis, Louisville, and Cincinnati Recent Branch Acquisitions (Batesville, Brownstown, Portland, Richmond, and Hope, Indiana; Union City, Ohio; and Shelbyville, Kentucky) Acquired MBT Bancorp (Cincinnati expansion) Best In-Market Locations Creating Better Opportunities for Loan Growth Our Markets MSFG Acquired ONB Branches Indianapolis 56 miles from HQ Louisville 91 miles from HQ Cincinnati 61 miles from HQ

Our Strategy PURPOSE: Meeting the financial needs of our customers for life! VISION: To be a great bank STRATEGIC POSITIONS: Having Highly Qualified and Engaged Employees Having Highly Engaged Customers Providing Local Leadership and Involvement in our Communities Being Excellent Risk Managers Being Financially Strong VALUES: Integrity Teamwork Excellence

Our Operating Model Local leadership and involvement Drive growth in core funding Target mass market consumers and “owner-managed” businesses in our geographical footprint Target C&I, Agricultural related, Consumer, Owner-occupied CRE and select areas of income producing CRE (i.e. stabilized multi-family, medical/office) Expand core services to existing households Increase market share in existing and adjacent footprints Focus on execution

3rd Quarter Results Summary Operating earnings of $9.7 million, or $0.44 per share Organic loan growth of $46 million, or 9% annualized Credit quality remained strong with NCOs of 0.24% and NPAs at 0.58% of assets Strong fee income generation primarily driven by increased mortgage, service charge, interchange and wealth management revenue Stable net interest margin at 3.72% Tangible common equity ratio of 9.1% Quarterly common dividend of $0.14 Completed the branch acquisition from ONB, adding 4 branches, $37 million in loans and $100 million in deposits Completed the debit card conversion from Visa to MasterCard

MainSource Financial Group, Inc. to Partner with Cheviot Financial Corp.

Our Partnership with Cheviot Financial Corp. We are excited to welcome Cheviot Financial Corp. as MainSource Financial Group’s new partner. Significantly expands our market presence in greater Cincinnati, moving us to #10 in deposit market share in the MSA and #7 in Hamilton County Prudently continues growth of the MainSource franchise Complementary cultures with strong ties to the community and a customer service focus Leverages the MainSource brand, product set and capabilities in a major metropolitan area Together with Cheviot, we are a strong, community focused financial institution with over $3.9B in assets and over 90 locations Merger is expected to close in the second quarter of 2016

Geographic Footprint Expanding the Greater Cincinnati Market MainSource Cheviot

Expanding the Greater Cincinnati Market

Cincinnati, OH MSA
Deposit Market Share
(Top 40)

Rank	Institution	Branches	Deposits	Mt. Share
1	U.S. Bancorp (MN)	118	38,866,220	43.0%
2	Fifth Third Bancorp (OH)	132	28,196,736	31.2%
3	PNC Financial Services Group (PA)	82	6,293,965	7.0%
4	Huntington Bancshares Inc. (OH)	38	2,576,805	2.9%
5	First Financial Bancorp. (OH)	41	1,969,061	2.2%
6	JPMorgan Chase & Co. (NY)	37	1,915,967	2.1%
7	BB&T Corp. (NC)	32	1,568,619	1.7%
8	Union SB (OH)	13	1,014,218	1.1%
9	KeyCorp (OH)	25	761,237	0.8%
	Pro Forma	21	688,340	0.8%
10	LCNB Corp. (OH)	21	671,793	0.7%
11	Guardian Bancorp Inc. (OH)	9	641,044	0.7%
12	Cheviot Financial (OH)	12	462,708	0.5%
13	Commonwealth Holdings LLC (KY)	17	458,998	0.5%
14	North Side B&TC (OH)	8	382,935	0.4%
15	United Community Bancorp (IN)	5	364,176	0.4%
16	Peoples Bancorp Inc. (OH)	14	361,597	0.4%
17	Park National Corp. (OH)	9	237,619	0.3%
18	MainSource Financial Group (IN)	9	225,632	0.3%
19	WesBanco Inc. (WV)	10	211,253	0.2%
20	Forcht Bancorp Inc. (KY)	5	203,200	0.2%
21	Farmers Capital Bank Corp. (KY)	7	198,337	0.2%
22	Harrison Building & Loan Assn. (OH)	3	187,859	0.2%
23	Garfield Acquisition Corp (OH)	5	143,415	0.2%
24	Victory Bancorp Inc. (KY)	3	120,151	0.1%
25	Friendship Bancorp (IN)	2	118,177	0.1%
26	1st National Bank (OH)	10	114,520	0.1%
27	CenterGroup Financial Inc. (OH)	3	111,647	0.1%
28	New Richmond Bancorp. (OH)	5	106,145	0.1%
29	Cincinnati Bancorp (MHC) (OH)	4	104,541	0.1%
30	Miami SB (OH)	3	97,536	0.1%
31	CBank (OH)	2	93,290	0.1%
32	Merchants Bancorp Inc. (OH)	4	91,601	0.1%
33	DSA Financial Corp. (IN)	2	91,544	0.1%
34	Stock Yards Bancorp Inc. (KY)	5	91,273	0.1%
35	Eagle SB (OH)	3	89,207	0.1%
36	Somerville National Bank (OH)	3	70,234	0.1%
37	MW Bancorp Inc (OH)	2	69,568	0.1%
38	Valley Central MHC (OH)	2	68,722	0.1%
39	First State Bancorp Inc. (OH)	3	67,014	0.1%
40	First Merchants Corp. (IN)	2	61,136	0.1%
	Total For Institutions In Market	766	90,391,222	100%

MainSource
BANK

Expanding the Greater Cincinnati Market

Hamilton County, OH
Deposit Market Share

Rank	Institution	Branches	Deposits	Mt. Share
1	U.S. Bancorp (MN)	50	37,096,120	51.0%
2	Fifth Third Bancorp (OH)	62	24,024,985	33.0%
3	PNC Financial Services Group (PA)	49	4,794,697	6.6%
4	Huntington Bancshares Inc. (OH)	17	1,651,409	2.3%
5	JPMorgan Chase & Co. (NY)	13	889,493	1.2%
6	Union SB (OH)	8	747,193	1.0%
	Pro Forma	16	536,482	0.7%
7	KeyCorp (OH)	15	490,781	0.7%
8	Cheviot Financial (OH)	12	462,708	0.6%
9	Guardian Bancorp Inc. (OH)	4	360,291	0.5%
10	North Side B&TC (OH)	7	358,322	0.5%
11	First Financial Bancorp. (OH)	12	318,573	0.4%
12	Harrison Building & Loan Assn. (OH)	2	167,452	0.2%
13	WesBanco Inc. (WV)	8	159,638	0.2%
14	Garfield Acquisition Corp (OH)	4	112,704	0.2%
15	Cincinnati Bancorp (MHC) (OH)	4	104,541	0.1%
16	CBank (OH)	2	93,290	0.1%
17	Eagle SB (OH)	3	89,207	0.1%
18	Stock Yards Bancorp Inc. (KY)	3	87,745	0.1%
19	Miami SB (OH)	2	85,558	0.1%
20	MainSource Financial Group (IN)	4	73,774	0.1%
21	MW Bancorp Inc (OH)	2	69,568	0.1%
22	Valley Central MHC (OH)	1	68,722	0.1%
23	Cincinnatus Community Bncp MHC (OH)	3	58,657	0.1%
24	Park National Corp. (OH)	1	51,713	0.1%
25	Warsaw FS&LA (OH)	2	50,237	0.1%
26	FCN Banc Corp. (IN)	1	41,973	0.1%
27	LCNB Corp. (OH)	2	41,859	0.1%
28	BB&T Corp. (NC)	1	40,415	0.1%
29	SV Bancorp Inc. (OH)	1	38,866	0.1%
30	Fidelity Federal Bancorp (IN)	1	22,314	0.0%
31	ASB Financial Corp. (OH)	2	21,160	0.0%
32	First Safety Bank (OH)	1	14,704	0.0%
33	New Foundation SB (OH)	1	14,653	0.0%
34	1st National Bank (OH)	1	8,121	0.0%
35	Republic Bancorp Inc. (KY)	1	3,326	0.0%
36	Woodforest Financial Grp Inc. (TX)	3	3,161	0.0%
37	Peoples First SB (OH)	1	141	0.0%
	Total For Institutions In Market	307	72,718,071	100%

MainSource BANK

Local Leadership and Involvement in Our Communities Over $230,000 was donated by MainSource and our employees to the United Fund/United Way in 2014. $176,221 donated thru 3rd Quarter 2015 The ALS Ice Bucket Challenge also passed through all MainSource locations and presented a healthy donation to the ALS Foundation.

Local Leadership and Involvement in Our Communities In 2014, 567 employees volunteered 3,925 hours in our local communities. As of October 2015, 467 employees have volunteered 2,896 hours.

Commitment to Employees

Commitment to Employees • Provides 80% Company Match on first 8% Free Weight Management, Tobacco Cessation and Stress Management Programs Free Will Preparation Program Medical, Dental & Vision Insurance - Anthem Opportunity to purchase additional life insurance for self, spouse and children Life Insurance 2 x Salary – Cigna Provided to Full-Time Employees Provides 66 2/3% of base income for approved medical leaves Opportunity to purchase Long Term Coverage Short-Term Disability – Cigna 401K

Commitment to Employees Full-Time employees receive 8 hours paid to participate in community service each year Part-Time employees receive 4 hours paid Community Service Hours Provides up to 5 FREE visits per issue to a specialist / counselor for you, your spouse or children Life Assistance Program Time off to use for Vacation, Relaxation, Personal Time and Holidays Paid Time Off

Commitment to Employees Provides reimbursement up to $2,500 for adoption expenses and a compensated benefit for up to 6 weeks Adoption Benefits Provides financial assistance for job related collegiate training for employees Education Assistance Reimburses up to $150 annually for dollars used toward personal improvement in physical or financial wellbeing Live Well Program

Questions

Frequently Asked Questions What can you tell me about my employment with MainSource? What is the anticipated timeline for closing and conversion? Where can I find additional information on benefits? Will any banking offices be consolidated? How will the merger impact customers and what should customers do about their accounts? Can we expect any changes to our culture? What should I do if someone from the media contacts me?

Thank you. And again, we welcome you. Member FDIC.